Exhibit 1.01 – Conflict Minerals Report

Northrop Grumman Corporation
Conflict Minerals Report
For the Year Ended December 31, 2019

Section 1: Introduction
This Conflict Minerals Report ("Report") of Northrop Grumman Corporation (herein referred to as "Northrop Grumman," the "company," "we," "us," or "our") has been prepared pursuant to Rule 13p-1 (the "Rule") and Form SD promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2019 to December 31, 2019.
Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products using the minerals specified in the Rule (gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, tantalum, tin and tungsten, which we collectively refer to as "3TG minerals") and where those minerals are necessary to the functionality or production of such products. "Conflict Minerals" for purposes of the Rule and this Report include the 3TG minerals and any other minerals determined by the United States (U.S.) Secretary of State to be financing conflict in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (the "Covered Countries").
We have issued a Conflict Minerals statement. This statement sets forth our commitment to the responsible sourcing of minerals through our global supply chain and can be found on our website at www.northropgrumman.com/CorporateResponsibility/Pages/ConflictMineralsStatement.aspx. References to our website in this report are provided as a convenience and do not constitute, and should not be viewed as, incorporation by reference of the information contained on, or available through, our website.
Company Overview
Northrop Grumman is a leading global aerospace and defense company. We use our broad portfolio of capabilities and technologies to create and deliver innovative platforms, systems and solutions in space; manned and autonomous airborne systems, including strike; hypersonics; cyber; command, control, communications and computers, intelligence, surveillance and reconnaissance (C4ISR); and logistics and modernization. We participate in many high-priority defense and government programs in the United States (U.S.) and abroad. We conduct most of our business with the U.S. government, principally the Department of Defense (DoD) and intelligence community. We also conduct business with foreign, state and local governments, as well as commercial customers.

Supply Chain and Reasonable Country of Origin Inquiry ("RCOI")
We determined that during 2019 we manufactured and/or contracted to manufacture products containing 3TG minerals necessary to the functionality or production of such products. Our global supply chain is complex and includes many third parties in the supply chain between us and the original source of 3TG minerals in our products.
We conducted an RCOI to seek to determine whether the 3TG minerals in our products originated from the Covered Countries. Our RCOI principally consisted of attempting to: (i) identify products we believed contained or were likely to contain 3TG minerals, (ii) determine the source of 3TG minerals directly procured by the company, and (iii) survey direct suppliers and/or subcontractors (collectively "suppliers") who provide components and parts for those of our products with potential 3TG content. We rely on our direct suppliers to provide information regarding the presence of 3TG minerals in components and materials that they supply to us and the origin of those 3TG minerals -- including sources of 3TG minerals that lower tier suppliers supply to them.
The following is a summary of our major product categories, which we believe are likely to contain 3TG content:

Aerospace structures	Cybersecurity systems	Naval surface and undersea systems

Air and missile defense systems	Defense Electronic Systems	Precision weapons

Airborne C4ISR systems	Early warning systems	Satellite, space systems and spacecraft components

Airborne fire control radars	Electronic warfare systems	Signals intelligence systems

Airspace management systems	Launch vehicles	Situational awareness systems

Autonomous systems	Manned aircraft	Small, medium and large-caliber ammunition

Command and control systems	Missile interceptors and targets and missile products	Solid rocket motors

Communications and intelligence systems	Modernization and sustainment systems	Training and simulation systems
Section 2: Due Diligence Process
We exercised due diligence to determine the source and chain of custody of 3TG minerals in our products and designed our due diligence process to conform to the Organisation for Economic Co-operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2016) ("OECD Framework").

Section 3: Due Diligence Measures Undertaken
We undertook the following due diligence measures during the 2019 reporting period:
Utilize Established Company Management Systems

•	Reviewed our conflict minerals statement, which can be found on our website at: www.northropgrumman.com/CorporateResponsibility/Pages/ConflictMineralsStatement.aspx

•	Participated as a member of the Aerospace Industries Association (AIA) Conflict Minerals working group.

•	Participated as a member of the Responsible Minerals Initiative (RMI).

•	Continued to employ a cross-functional project team to execute the principles set forth in the company’s conflict minerals statement and oversee our internal due diligence efforts.

•	Utilized an established data tool that helped the company review supplier responses.

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Continued to have an executive steering committee led by the Vice President, Corporate Global Supply Chain and including executives from Business Management, Legal, Information Technology, Engineering, Programs, and Quality overseeing the internal due diligence efforts.

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Trained representatives from our business sectors and corporate office on the requirements of the conflict minerals rule and how to assist our suppliers in providing the necessary information as it relates to conflict minerals.

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Briefed the company’s Supply Chain Leadership Council, which includes representatives from our business sectors and corporate office, on our efforts to execute the requirements of the conflict minerals rule with suppliers.

•	Presented a management reporting dashboard to summarize and evaluate the results of our supplier surveys and reported on the results of our survey process to the executive steering committee.

•	Continued documentation and certification of our internal compliance process by each of our business sectors and the corporate office.

•	Utilized the company’s ethics hotline (the OpenLine) as a grievance mechanism to voice any concerns related to conflict minerals.
Identify and Assess Risks in the Supply Chain

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Published our Supplier Standards of Business Conduct in 12 languages, which apply to our suppliers at all tiers, and require our suppliers, including sub-contractors at all tiers to comply with any applicable laws and regulations regarding conflict minerals and assist us in meeting our obligations under law and regulation, including by supporting our efforts to conduct due diligence on the use of conflict minerals in our supply chain. These Supplier Standards of Business Conduct are publicly available on our website at http://www2.northropgrumman.com/suppliers/Pages/default.aspx.

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Conducted a survey of direct suppliers of the company who provide components and parts for those of our products with potential 3TG content utilizing the RMI's Conflict Minerals Reporting Template (CMRT).

•	Communicated to our suppliers our compliance efforts with the conflict minerals rule and the need for supplier input and cooperation.

•	Provided information regarding training materials for suppliers who received the CMRT template.

•	Supported the conflict minerals initiatives of the AIA, including a letter sent by the AIA to smelters and refiners which stated the AIA’s expectation of striving to become conflict-free.
Leverage Established Strategy to Respond to Identified Risks

•	Reviewed supplier survey responses and followed-up via email and/or phone call on incomplete, inconsistent or non-responsive supplier survey responses.

•	Utilized senior leadership to follow-up on certain non-responsive suppliers, with a focus on those suppliers that represented a significant portion of our total spend during the reporting year.

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Continued to endeavor to include a contractual clause related to conflict minerals in new or renewed contracts as part of our standard Terms and Conditions for U.S. supplier contracts and certain international supplier contracts.

Carry Out Independent Third-Party Audit of Smelter/Refiner Due Diligence Practices
We do not, to our knowledge, directly purchase 3TG minerals from any of the Covered Countries. We are a downstream consumer of 3TG minerals and are many levels removed from the smelters and refiners who provide minerals and ores to our suppliers. Therefore, we did not perform or direct audits to be performed of smelters and refiners in our supply chain. Through our membership and participation in RMI, we leverage the RMI’s audit of smelters and refiners. The RMI uses an independent third-party auditor to identify smelters and refiners that assure sourcing of only conflict-free minerals.
Report Annually on Supply Chain Due Diligence
This Report and the associated Form SD are available on our website at: www.northropgrumman.com.
Section 4: Independent Audit
An independent private sector audit was not required for the 2019 reporting period.
Section 5: Due Diligence Results
For the 2019 reporting period, our records indicate we surveyed suppliers representing approximately 95% of delivered parts or components that we believe could contain 3TG. We requested data at the supplier company level and accepted responses from the company level, division/segment level or product level, as applicable. We reviewed supplier responses according to our internal due diligence process and followed up with those suppliers who indicated they were sourcing 3TG from the Covered Countries.
Findings of our due diligence include suppliers indicating they were sourcing 3TG from the Covered Countries, suppliers indicating they did not know if they were sourcing 3TG from the Covered Countries, and suppliers indicating they were not sourcing from the Covered Countries. Of those suppliers that indicated they were sourcing 3TG from the Covered Countries, they were either sourcing from RMI certified smelters or refiners or they could not determine whether any 3TG sourced from the Covered Countries was contained in any parts or components delivered to Northrop Grumman. Based on our 2019 RCOI process and after exercising due diligence measures, we are unable to determine whether any of the 3TG minerals that these suppliers reported were actually contained in components or parts supplied to us.
Section 6: Continuous Efforts to Mitigate Risk
We currently intend to take the following steps to support our due diligence process for the 2020 reporting period:

1.	Maintain membership and participation in the RMI and AIA Conflict Minerals Community of Practice.

2.	Continue to endeavor to include a contractual clause related to Conflict Minerals reporting requirements in new or renewing contracts for U.S. and certain international suppliers.

3.	Continue to survey suppliers that we believe represent approximately 95% of expenditures for delivered parts or components that we believe could contain 3TG.

4.	Continue to direct our suppliers to training and resources available about responsible sourcing of conflict minerals.

5.	Continue to assess our internal process based on prior experience and determine whether any adjustments are appropriate.